UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One):

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number 1-11840

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

ALLSTATE 401(k) SAVINGS PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE ALLSTATE CORPORATION

2775 SANDERS ROAD, SUITE F-5

NORTHBROOK, ILLINOIS 60062-6127

Allstate 401(k)
Savings Plan

(EIN: 36-3871531 Plan: 001)

Financial Statements as of and for the
Years Ended December 31, 2011 and 2010,
Supplemental Schedule as of
December 31, 2011, and
Report of Independent Registered Public Accounting Firm

ALLSTATE 401(k) SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010	2–3

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2011 and 2010	4–5

Notes to Financial Statements as of and for the Years Ended December 31, 2011 and 2010	6–17

SUPPLEMENTAL SCHEDULE:	18

Form 5500—Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2011	19–21

SIGNATURES	22

EXHIBIT INDEX

23 Consent of Independent Registered Public Accounting Firm

NOTE:

All other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of

Allstate 401(k) Savings Plan

Northbrook, Illinois

We have audited the accompanying statements of net assets available for benefits of the Allstate 401(k) Savings Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of  assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information by fund in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of individual analysis rather than to present the net assets available for benefits and changes in net assets available for benefits to the individual funds.  The supplemental schedule and supplementary information by fund are the responsibility of the Plan’s management. Such supplemental schedule and supplementary information by fund have been subjected to the auditing procedures applied in our audit of the basic 2011 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois

May 31, 2012

ALLSTATE 401(k) SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2011
(Dollars in thousands)

	Supplementary Information
			ESOP
	Participant-	Allstate	Company
	Directed	Stock	Shares
	Funds	Fund	Unallocated	Total

ASSETS

Investments—At fair value:
The Allstate Corporation common stock	$	$379,683	$139,071	$518,754
Invesco Advisors Inc. Stable Value Fund	783,973			783,973
Funds managed by State Street Global Advisors (SSgA):
SSgA U.S. Bond Index Non-Lending Series Fund – Class A	449,278			449,278
SSgA S&P 500 Index Non-Lending Series Fund – Class A	716,295			716,295
SSgA Global Equity ex U.S. Index Non-Lending Series Fund – Class A	207,153			207,153
SSgA Russell Small Cap Index Non-Lending Series Fund – Class A	295,725			295,725
SSgA S&P Mid Cap Index Non-Lending Series Fund – Class A	84,395			84,395
Northern Trust Focus Funds	253,078			253,078
Collective short-term investment fund		5,673	5	5,678
Unallocated employer contributions		9,774		9,774

Total investments	2,789,897	395,130	139,076	3,324,103

Receivables:
Dividends and interest	1,817	2,759	1,065	5,641
Participant contributions	4,208	329		4,537
Participant notes receivable	93,014	11		93,025
Other		1,473		1,473
Interfund		6,421		6,421

Total receivables	99,039	10,993	1,065	111,097

Other assets	1,261			1,261

Total assets	2,890,197	406,123	140,141	3,436,461

LIABILITIES

ESOP loan (Notes 1 and 3)			22,467	22,467
Payables:
Other	2,947	5,095		8,042
Interfund			6,421	6,421

Total liabilities	2,947	5,095	28,888	36,930

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	2,887,250	401,028	111,253	3,399,531
Adjustments from fair value to contract value for fully benefit- responsive investment contracts	(40,306)			(40,306)

NET ASSETS AVAILABLE FOR BENEFITS	$2,846,944	$401,028	$111,253	$3,359,225

See notes to financial statements.

ALLSTATE 401(k) SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2010
(Dollars in thousands)

	Supplementary Information
			ESOP
	Participant-	Allstate	Company
	Directed	Stock	Shares
	Funds	Fund	Unallocated	Total

ASSETS

Investments—At fair value:
The Allstate Corporation common stock	$	$531,755	$169,219	$700,974
Invesco Advisors Inc. Stable Value Fund	726,535			726,535
Funds managed by State Street Global Advisors (SSgA):
SSgA U.S. Bond Index Non-Lending Series Fund – Class A	305,113			305,113
SSgA Allstate Balanced Fund	481,543			481,543
SSgA S&P 500 Index Non-Lending Series Fund – Class A	654,040			654,040
SSgA Global Equity ex U.S. Index Non-Lending Series Fund – Class A	269,967			269,967
SSgA Russell Small Cap Index Non-Lending Series Fund – Class A	356,689			356,689
Collective short-term investment fund		2,775	10	2,785

Total investments	2,793,887	534,530	169,229	3,497,646

Receivables:
Dividends and interest	3	3,194	1,062	4,259
Employer contributions		686		686
Participant contributions	4,195	486		4,681
Participant notes receivable	96,356			96,356
Other		1,891		1,891
Interfund		7,468		7,468

Total receivables	100,554	13,725	1,062	115,341

Other assets	1,192			1,192

Total assets	2,895,633	548,255	170,291	3,614,179

LIABILITIES

ESOP loan (Notes 1 and 3)			22,467	22,467
Payables:
Other	691	1,432		2,123
Interfund			7,468	7,468

Total liabilities	691	1,432	29,935	32,058

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	2,894,942	546,823	140,356	3,582,121
Adjustments from fair value to contract value for fully benefit- responsive investment contracts	(33,732)			(33,732)

NET ASSETS AVAILABLE FOR BENEFITS	$2,861,210	$546,823	$140,356	$3,548,389

See notes to financial statements.

ALLSTATE 401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2011
(Dollars in thousands)

	Supplementary Information
			ESOP
	Participant-	Allstate	Company
	Directed	Stock	Shares
	Funds	Fund	Unallocated	Total

ADDITIONS

Net investment income (loss):
Net depreciation in fair value of investments	$(9,162)	$(60,786)	$(22,680)	$(92,628)
Interest	25,645	17	4	25,666
Dividends		11,894	4,262	16,156

Net investment income (loss)	16,483	(48,875)	(18,414)	(50,806)

Interest income on participant notes receivable	3,233			3,233

Contributions:
Participants	155,073	12,938		168,011
Employer–cash matched on participant contributions	119	29,381	5,250	34,750

Total contributions	155,192	42,319	5,250	202,761

Allocation of company shares–shares matched on participant deposits at fair value		6,421	(6,421)

Total additions (reductions)	174,908	(135)	(19,585)	155,188

DEDUCTIONS

Benefits paid to participants	291,730	46,269		337,999
Interest expense			1,775	1,775
Administrative expense	4,064	511	3	4,578

Total deductions	295,794	46,780	1,778	344,352

NET DECREASE	(120,886)	(46,915)	(21,363)	(189,164)

INTERFUND TRANSFERS	106,620	(98,880)	(7,740)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,861,210	546,823	140,356	3,548,389

End of year	$2,846,944	$401,028	$111,253	$3,359,225

See notes to financial statements.

ALLSTATE 401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2010
(Dollars in thousands)

	Supplementary Information
			ESOP
	Participant-	Allstate	Company
	Directed	Stock	Shares
	Funds	Fund	Unallocated	Total

ADDITIONS

Net investment income:
Net appreciation in fair value of investments	$239,116	$31,152	$9,767	$280,035
Interest	28,039	22	3	28,064
Dividends		13,658	4,246	17,904

Net investment income	267,155	44,832	14,016	326,003

Interest income on participant notes receivable	4,067			4,067

Contributions:
Participants	148,874	16,281		165,155
Employer–cash matched on participant contributions	(24)	20,099	5,250	25,325

Total contributions	148,850	36,380	5,250	190,480

Allocation of company shares–shares matched on participant deposits at fair value		7,468	(7,468)

Total additions	420,072	88,680	11,798	520,550

DEDUCTIONS

Benefits paid to participants	265,340	52,605		317,945
Interest expense			1,775	1,775
Administrative expense	4,000	599		4,599

Total deductions	269,340	53,204	1,775	324,319

NET INCREASE	150,732	35,476	10,023	196,231

INTERFUND TRANSFERS	59,903	(52,128)	(7,775)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,650,575	563,475	138,108	3,352,158

End of year	$2,861,210	$546,823	$140,356	$3,548,389

See notes to financial statements.

ALLSTATE 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

1.                    DESCRIPTION OF PLAN

The following description of the Allstate 401(k) Savings Plan (the “Plan”), sponsored by The Allstate Corporation (the “Company”), provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General—Full-time and regular part-time employees of subsidiaries of the Company, with the exception of those employed by the Company’s international subsidiaries, Kennett Capital, Inc., Esurance Insurance Services, Inc., Answer Financial, Inc., and Sterling Collision Centers, Inc. are eligible to participate in the Plan. There is no waiting period to enroll in the plan, provided employees are at least 18 years old.

The Plan is a defined contribution plan consisting of a profit sharing and stock bonus plan containing a cash or deferred arrangement which is intended to meet the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code of 1986 (the “Code”). The stock bonus portion of the Plan includes a leveraged and a nonleveraged employee stock ownership plan (“ESOP”) which is intended to meet the requirements of Section 409 and Section 4975(e)(7) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Administration—The Plan is administered by the Administrative Committee. Investment transactions are authorized by the Plan’s Investment Committee. Members of the Administrative and Investment Committees are appointed by the Profit Sharing Committee. Members of the Profit Sharing Committee are appointed by the Compensation and Succession Committee of the Board of Directors of the Company.

Trustee of the Plan—The Northern Trust Company holds Plan assets as trustee under the Allstate 401(k) Savings Plan Trust.

Contributions—Each year, employees may contribute up to 50% of eligible annual compensation through a combination of pre-tax and after-tax contributions, subject to Internal Revenue Code limitations. Effective January 1, 2011, all eligible employees hired or rehired on or after January 1, 2011 will be automatically enrolled in the Plan at a 5% pre-tax contribution rate, unless the participant declines enrollment or changes the contribution rate within the first 45 days of eligibility. Participants age 50 or older have the option to make additional pre-tax contributions (“Catch-Up” contributions). Employees may also roll over pre-tax amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company match is 40% of the first 5% of eligible compensation that a participant contributes on a pre-tax basis to the Plan, and at its discretion, up to an additional 40% of the first 5% of eligible compensation. The variable portion of the Company match is tied to improvement in the Company’s position on the Customer Loyalty Index, Allstate’s internal metric that gauges customer sentiment on three key drivers of loyalty: overall satisfaction, likelihood to renew, and likelihood to recommend Allstate to others. All employer contributions are invested in the Allstate Stock Fund. However, participants can transfer all or part of their Company contributions to any investment option within the Plan at any time, subject to certain limited trading restrictions. Eligible participants in the 401(k) plan received a company match of 40% of eligible pre-tax contribution for the year ended December 31, 2011. Eligible participants received a minimum matching contribution of 50% of the first 3% and 25% of the next 2% of eligible compensation for the year ended December 31, 2010.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each  participant’s account is credited with the participant’s contribution, allocations of the Company’s contribution and investment earnings and losses, and is charged with an allocation of administrative expenses. Accounts may increase by rollovers and decrease by rollovers and withdrawals. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting—Participants hired prior to March 1, 2009 were immediately vested in their contributions and the Company’s contributions plus earnings thereon. Employees hired on or after March 1, 2009 are immediately vested in their contributions and will fully vest in the Company’s contributions after three years of vesting service.

Investment Options—Upon enrollment in the Plan, a participant may direct employee contributions to any or all of the current investment options as listed below. Participants may change their investment elections at any time without redemption restrictions. The funds transact with the participants at net asset value on a daily basis.

Allstate Stock Fund (The Allstate Corporation common stock) — Funds are invested in Company common stock with a portion of the fund invested in short-term securities to provide liquidity to process transactions.

Stable Value Fund (Invesco Advisors, Inc. Stable Value Fund) — The fund, managed by Invesco Advisors, Inc. (“Invesco”), a registered investment advisor, is a separately managed portfolio that consists of: (i) investment contracts issued by a diversified group of insurance companies, banks, and other institutions; and (ii) shares of common collective trusts that are comprised of publicly and privately issued fixed, floating, and variable rate obligations of select entities.

Bond Fund (SSgA U.S. Bond Index Non-Lending Series Fund - Class A) — The fund, managed by State Street Global Advisors (“SSgA”), a registered investment company, invests in the U.S. Bond Index Non-Lending Series Fund - Class A, which is a collective fund that invests in the broad domestic bond market and also in U.S. government and agency, corporate, mortgage-backed, and asset-backed debt securities. Between July 2009 and October 2010, the Bond Fund invested in both the SSgA Passive Bond Market Index Securities Lending Series Fund - Class A and the SSgA Passive Bond Market Index Non-Lending Series Fund - Class A.

S&P 500 Fund (SSgA S&P 500 ® Index Non-Lending Series Fund – Class A) — The fund, managed by SSgA, invests in the S&P 500 ® Index Non-Lending Series Fund – Class A, which is a collective fund that invests in a diversified portfolio of stocks of large, established companies. Between July 2009 and October 2010, the S&P 500 Fund invested in both the SSgA S&P 500 ® Flagship Non-Lending Series Fund – Class A and the S&P 500 ® Flagship Securities Lending Series Fund – Class A.

International Equity Fund (SSgA Global Equity ex U.S. Index Non-Lending Series Fund – Class A, formerly the SSgA Daily EAFE Index Non-Lending Series Fund – Class A) — Effective December 31, 2010, the fund, managed by SSgA, invests in a portfolio that replicates the Morgan Stanley Capital International All Country World Ex-U.S. Index, a float-adjusted market capitalization weighted index that is designed to measure the combined equity market performance of developed and emerging market countries, excluding the U.S. Between October and December 31, 2010, the SSgA Daily EAFE Index Non-Lending Series Fund - Class A invested in a diversified portfolio of stocks in developed markets within Europe, Australia, and the Far East (“EAFE”). Between July 2009 and October 2010, the International Equity Fund invested in both the Daily EAFE Index Securities Lending Series Fund – Class T and the Daily EAFE Index Non-Lending Series Fund – Class A.

Russell 2000 Fund (SSgA Russell Small Cap Index Non-Lending Series Fund – Class A) — The fund, managed by SSgA, invests in the Russell Small Cap Index Non-Lending Series Fund – Class A, which is a collective fund that invests in a diversified portfolio of stocks that represents the smallest two-thirds of the 3,000 largest U.S. companies. Between July 2009 and October 2010, the Russell 2000 Fund invested in both the SSgA Russell 2000 Index Securities Lending Series Fund – Class A and the SSgA Russell 2000 Index Non-Lending Series Fund – Class A.

Mid Cap Fund (SSgA S&P Mid Cap Index Non-Lending Series Fund – Class A) — The fund, managed by SSgA, invests in the S&P Mid Cap Index Non-Lending Series Fund – Class A, which is a collective fund whose objective is to approximate as closely as practicable, before expenses, the performance of the S&P Mid Cap 400 (the “Index”) over the long term.  The fund was first offered as an investment option in January 2011.

Target Retirement Date Funds (Northern Trust Focus Funds) — The Target Retirement Date Funds invest in the Northern Trust Focus Funds, a series of target retirement date collective trust funds for qualified plans managed by Northern Trust Global Investments. There are 11 different Target Retirement Date Funds ranging from 2010 – 2055, in five-year increments, and an Income Fund. Target Retirement Date Funds are dynamic asset allocation investment options. The asset allocation of each Target Retirement Date Fund (except for the Income Fund) gradually changes over time according to a targeted retirement year, assuming a retirement age of 65, until the Fund eventually merges with the Income Fund. The funds invests in a broadly diversified portfolio of primarily passive investment funds comprised of U.S. and international stocks, securities that act as a hedge against inflation, U.S. bonds and U.S. Government cash reserves. These funds were first offered as investment options in January 2011.

Balanced Fund (SSgA Allstate Balanced Fund) — The Balanced Fund was no longer offered as an investment after March 2011.  The fund, managed by SSgA, had approximately one half of its assets in the S&P 500 ® Flagship Non-Lending Fund and approximately one half of its assets in the U.S. Aggregate Bond Index Non-Lending Fund, which are collective funds that invest in a diversified portfolio of stocks and debt securities. Between November 2009 and October 2010, the Balanced Fund invested approximately one half of its assets the S&P 500 ® Flagship Securities Lending Fund and the S&P 500 ® Flagship Non-Lending Fund, and approximately one half of its assets in the Passive Bond Market Index Securities Lending Fund and the Passive Bond Market Index Non-Lending Fund.

Participant Notes Receivable—Participants may borrow from their account balance. The loan amount must be at least $1,000 up to a maximum equal to the lesser of: (i) 50% of their account value, (ii) 100% of their pre-tax, after-tax, and rollover account balances, or (iii) $50,000. Loan transactions are treated as a proportional transfer from/to the investment funds and to/from the loan fund. Loan terms range from 6 to 48 months for a general-purpose loan and 49 to 180 months for a primary residence loan. Loans are secured by the participant’s account balance and bear interest at the prime rate in effect as of the last day of the previous calendar quarter prior to the issuance of the loan and fixed for the duration of the loan. Principal and interest are paid by participants ratably through payroll deductions.

Employee Stock Ownership Plan—The Company has a leveraged ESOP. The ESOP loan bears interest at 7.9%. The borrowing is to be repaid through the year 2019 or earlier, if the Company elects to make additional contributions for principal prepayments on the ESOP Loan. As the Plan makes each payment of principal and interest, a proportional percentage of unallocated shares are allocated to eligible employees’ accounts in accordance with applicable regulations under the Code. The Company has made principal prepayments to fund Company contributions.

ESOP shares not yet allocated to participants are held in a suspense account, and none of these shares serve as collateral. ESOP shares allocated to participants and other Company shares that were acquired with participant contributions are included in the Allstate Stock Fund and the lender has no rights against these shares.

Payment of Benefits—Upon termination of service, a participant is entitled to a complete withdrawal of his or her vested account balance. Partial withdrawals are also permitted under the Plan subject to restrictions.

Forfeited Accounts — As of December 31, 2011 and 2010, forfeited nonvested accounts totaled $155,808 and $5,408, respectively, and are reported in Other Assets. These accounts will be used to reduce future employer contributions. During the year ended December 31, 2011, employer contributions were not reduced by the forfeited nonvested accounts.

2.                    SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting—The Plan’s financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan utilizes various types of investments, including institutional index funds, a stable value fund and common stock. These investments are subject to market risk, the risk that losses will be incurred due to adverse changes in creditworthiness, equity prices and interest rates. It is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—Plan investments are stated at fair value. Shares of institutional index funds are valued at prices that represent the net asset value of shares held by the Plan at year-end and the fair value of the underlying investments. Common stock held in the Allstate Stock Fund is valued at market price. The Stable Value Fund is stated at fair value and then adjusted to contract value as the investment contracts are fully benefit-responsive.

The Statements of Net Assets Available for Benefits present investment contracts at fair value, with an additional line item showing adjustments of the fully benefit-responsive contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits is presented on a contract value basis.

Purchases and sales of securities are recorded on a trade-date plus one basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Unallocated Employer Contributions—Employer contributions transferred to the Plan as of December 31, 2011, but not yet allocated to Plan participant accounts. All employer contributions are invested in the Allstate Stock Fund and are valued at market price.

Benefits Paid to Participants and Participant Notes Receivable—Benefits paid to participants and participant notes receivable loans are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid as of December 31, 2011 and 2010 are included in other assets on the Statements of Net Assets Available for Benefits. Participant notes receivable are measured at their unpaid principal balance plus any accrued but unpaid interest.

Pending Accounting Standard—In May 2011, the Financial Accounting Standards Board (“FASB”) issued guidance that clarifies the application of existing fair value measurement and disclosure requirements and amends certain fair value measurement principles, requirements and disclosures. Changes were made to improve consistency in global application. The guidance is to be applied prospectively for reporting periods beginning after December 15, 2011. Early adoption is not permitted. The impact of adoption is not expected to be material to the Plan’s results of operations or financial position.

3.                    ESOP LOAN

The ESOP Loan agreement provides for the loan to be repaid through the year 2019 at an annual interest rate of 7.9%. There are no principal payments required on the loan during the next five years.

The following table presents additional information, as of December 31, 2011 and 2010, for the Plan’s investment in The Allstate Corporation common stock held in the Allstate Stock Fund and the ESOP Company Shares Unallocated:

($ in thousands)	2011		2010
		ESOP		ESOP
	Allstate	Company	Allstate	Company
	Stock	Shares	Stock	Shares
	Fund	Unallocated	Fund	Unallocated

Number of shares	14,208,577	5,073,731	16,679,895	5,307,995

Cost	$376,537	$36,151	$436,416	$37,820

Fair value	$389,457	$139,071	$531,755	$169,219

The estimated fair value of the ESOP loan as of December 31, 2011 and 2010, was $24,925,032 and $25,537,709, respectively, determined using discounted cash flow calculations based on current interest rates for instruments with comparable terms and considering the Plan’s own credit risk.

4.                    PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, participants would be 100% vested in their accounts.

5.                    TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter, dated June 25, 2008, that the Plan and related trust were designed in accordance with applicable sections of the Code. The plan document has been amended and restated since receiving the determination letter. The Plan’s management believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements, and there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Internal Revenue Service is not currently examining the Plan. The statute of limitations has expired and the Plan is not subject to income tax examinations for years prior to 2008.

A filing for an updated Plan determination letter was submitted to the Internal Revenue Service in December 2011.

6.                    INVESTMENTS

The Plan’s investments which exceeded 5% of net assets available for benefits as of December 31, 2011 and 2010, were as follows:

($ in thousands)	2011	2010

The Allstate Corporation common stock *	$389,457	$531,755
ESOP Company Shares Unallocated	139,071	169,219
SSgA U.S. Bond Index NL Series Fund – Class A	449,278	305,113
SSgA Allstate Balanced Fund	-	481,543
SSgA S&P 500 Index NL Series Fund – Class A	716,295	654,040
SSgA Global Equity ex U.S. Index NL Series Fund - Class A	207,153	269,967
SSgA Russell Small Cap Index NL Series Fund – Class A	295,725	356,689

* Employer contributions are made directly to the Allstate Stock Fund; Participants may redirect funds immediately.

During 2011 and 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

($ in thousands)	2011	2010

The Allstate Corporation common stock	$(60,786)	$31,152
ESOP Company Shares Unallocated	(22,680)	9,767
SSgA U.S. Bond Index NL Series Fund – Class A	30,757	18,363
SSgA Allstate Balanced Fund	13,057	48,946
SSgA S&P 500 Index NL Series Fund – Class A	8,525	83,681
SSgA Global Equity ex U.S. Index NL Series Fund - Class A	(34,448)	17,235
SSgA Russell Small Cap Index NL Series Fund – Class A	(14,711)	70,891
SSgA S&P Mid Cap Index Series Fund – Class A	(7,297)	-
Northern Trust Focus Funds	(5,045)	-

Total net (depreciation) appreciation in fair value of investments	$(92,628)	$280,035

The Stable Value Fund holdings include investment contracts called synthetic guaranteed investment contracts comprised of investments in the common collective trusts plus a wrapper contract. The wrapper contract is issued by a financial institution and the contract guarantees to provide a specific interest rate to be credited to the contract plus provide for participant liquidity at contract value in certain situations.

The Stable Value Fund’s wrapper contracts are benefit-responsive and are thus eligible for contract-value reporting. Funds may be withdrawn pro-rata from all the Stable Value Fund’s investment contracts at contract value determined by the respective issuing companies to pay benefits and to make participant-directed transfers to other investment options pursuant to the terms of the Plan after the amounts in the Stable Value Fund’s Short-Term Investment Fund reserve are depleted.

The wrapper contracts wrap underlying assets which are held in the trust and owned by the Stable Value Fund. The underlying assets are comprised of common collective trusts which may include a variety of high quality fixed income investments selected by the fund manager consistent with the Stable Value Fund’s investment guidelines. High quality, as defined by the Stable Value Fund’s investment guidelines, means the average credit quality of all of the investments backing the Stable Value Fund contracts is AA/Aa or better as measured by Standard & Poor’s or Moody’s credit rating services. The investments in the common collective trusts are used to generate the investment returns that are utilized to provide for interest rates credited through the wrapper contracts.

The wrapper contracts are benefit-responsive in that they provide that participants may execute transactions from the Stable Value Fund according to Plan provisions at contract value. Contract value represents contributions made to the Stable Value Fund, plus earnings, less participant withdrawals. The interest rates in wrapper contracts are reset monthly, based on market rates of other similar investments, the current yield of the underlying investments, the spread between the market value and contract value of the investments held by the contract, and the financial duration of the contract investments. All contracts have a minimum crediting rate of 0%. Certain events, such as plan termination, or a plan merger initiated by the plan sponsor, or changes to Plan provisions not approved by the issuers of the Stable Value Fund’s wrapper contracts, may limit the ability of the Stable Value Fund to transact at contract value or may allow for the termination of the wrapper contracts at less than contract value. Plan Management does not believe that any events that may limit the ability of the Stable Value Fund to transact at contract value are probable.

Changes in market interest rates affect the yield to maturity and the market value of the investments in the common collective trusts, and thus can have a material impact on the interest crediting rate. In addition, participant withdrawals and transfers from the Stable Value Fund are paid at contract value but funded through the market value liquidation of the investments in the common collective trusts, which also may affect future interest crediting rates. If market interest rates rise and fair values of investments in the common collective trusts fall, the fair value may be less than the corresponding contract value. This shortfall in fair value will be reflected in future crediting rates by amortizing the effect into the future through an adjustment to interest crediting rates of the wrapper contracts. Similarly, if market interest rates fall and fair values of investments in the common collective trusts rise, the fair values of investments held by the wrapper contract may be greater than the corresponding contract value. This excess in fair value will also be reflected in future crediting rates through an amortization process similar to that when there is a fair value shortfall.

	2011	2010

Average yields:
Based on annualized earnings (1)	1.357%	2.195%
Based on interest rate credited to participants (2)	2.871%	3.909%

(1)       Computed by dividing the annualized one-day actual earnings of the investments on the last day of the plan year by the fair value of the investments on the same date.

(2)       Computed by dividing the annualized one-day earnings credited to participants on the last day of the plan year by the fair value of the investments on the same date.

For purposes of calculating the interest crediting rate, fair value is equal to the market value of the investments in the common collective trusts. The crediting interest rates ranged from 2.88% to 3.72% as of December 31, 2011 and 3.81% to 5.05% as of December 31, 2010.

There are no reserves against contract value credit risk of the contract issuer or otherwise. The crediting interest rate is based on current market yields, adjusted upward/downward to amortize differences between book and market values of the underlying investments. All contracts have a minimum crediting rate of 0%. The crediting interest rates are reset monthly. The average yield is a weighted average of assets held on the last day of the year. The average yield based on book value as of December 31, 2011 was 3.34%. The average yield based on book value as of December 31, 2010 was 4.28%.

During 2010, plan investments included collective investment trusts managed by SSgA (“SSgA Investment Funds”) which were authorized, by the terms of the applicable trusts, to participate in securities lending activities through the State Street Global Securities Lending Program. The collateral for the loans made by the collective investment trusts were invested in a collective investment trust known as the Quality Trust for SSgA Fund (“SSgA Collateral Fund”). The value of the underlying investments in the SSgA Collateral Fund, which invested the collateral received from borrowers in these activities, was included in the fair value of the SSgA Investment Funds at a $1.00 price per unit. This value of the underlying investments in the SSgA Investment Funds determines the price at which participants’ accounts are transacted.

During 2010, a transition from securities lending funds to comparable SSgA non-lending funds was completed. As of December 31, 2010, none of the Plan’s funds were invested in securities lending funds.

Investment management fees, recordkeeping fees, and trustee fees along with other administrative expenses charged to the Plan for investments in each of the Plan’s investment options are deducted from income earned on a daily basis and are not separately reflected. Consequently, fees and expenses are reflected as a reduction of investment return for such investments.

7.                    FAIR VALUE OF ASSETS AND LIABILITIES

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The hierarchy for inputs used in determining fair value maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Assets and liabilities recorded on the Statement of Net Assets Available for Benefits at fair value are categorized in the fair value hierarchy based on the observability of inputs to the valuation techniques as follows:

Level 1:    Assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Plan can access.

Level 2:    Assets and liabilities whose values are based on the following:

(a)                        Quoted prices for similar assets or liabilities in active markets;

(b)      Quoted prices for identical or similar assets or liabilities in markets that are not active; or

(c)                       Valuation models whose inputs are observable, directly or indirectly, for substantially the full term of the asset or liability.

Level 3:    Assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Unobservable inputs reflect the Plan’s estimates of the assumptions that market participants would use in valuing the assets and liabilities.

The availability of observable inputs varies by instrument. In situations where fair value is based on internally developed pricing models or inputs that are unobservable in the market, the determination of fair value requires more judgment. The degree of judgment exercised by the Plan in determining fair value is typically greatest for instruments categorized in Level 3. In many instances, valuation inputs used to measure fair value fall into different levels of the fair value hierarchy. The category level in the fair value hierarchy is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Plan uses prices and inputs that are current as of the measurement date, including during periods of market disruption. In periods of market disruption, the ability to observe prices and inputs may be reduced for many instruments.

In determining fair value, the Plan principally uses the market approach which generally utilizes market transaction data for the same or similar instruments. To a lesser extent, the Plan uses the income approach which involves determining fair values from discounted cash flow methodologies and the cost approach which is based on replacement costs.

Summary of Significant Valuation Techniques for Assets and Liabilities measured at fair value on a Recurring Basis

Level 1 Measurements

The Allstate Corporation Common Stock: The Company’s common stock is actively traded in the New York Stock Exchange and is valued based on unadjusted quoted prices.

Level 2 Measurements

SSgA U.S. Bond Index Non-Lending Series Fund – Class A, SSgA Allstate Balanced Fund, SSgA S&P 500 Index Non-Lending Series Fund – Class A, SSgA Global Equity ex U.S. Index Non-Lending Series Fund – Class A, SSgA Russell Small Cap Index Non-Lending Series Fund – Class A, SSgA S&P Mid Cap Index Non-Lending Series Fund – Class A, Northern Trust Focus Funds: Comprise funds that have daily quoted net asset values for identical assets in markets that are not active. The net asset values are primarily derived based on the fair values of the underlying investments in the fund, some of which are not actively traded.

Collective Short-Term Investment Fund: Comprise funds that have daily quoted net asset values for identical assets in markets that are not active. The net asset values are derived based on the fair values of the underlying investments in the fund some of which are not actively traded. A portion of the Collective Short-Term Investment Fund is deemed part of the Stable Value Fund.

Invesco Advisors, Inc. Stable Value Fund Common Collective Trusts: A component of the Stable Value Fund which comprise funds that have daily quoted net asset values for identical assets in markets that are not active. The net asset values are derived based on the fair values of the underlying investments in the fund some of which are not actively traded.

Level 3 Measurements

Invesco Advisors, Inc. Stable Value Fund Wrappers: A component of the Stable Value Fund which comprise various wrappers that are valued based on a discounted cash flow methodology that is widely accepted. The discounted cash flow methodology uses inputs such as the change in replacement costs for the wrappers obtained from the wrapper providers which are unobservable, and a discount rate (which includes swap yields, duration, and a credit rating adjustment for the wrapper providers).

The following table summarizes the Plan’s assets measured at fair value on a recurring and nonrecurring basis as of December 31, 2011:

($ in thousands)	Level 1	Level 2	Level 3	Total

Assets
The Allstate Corporation Common Stock	$528,528	$	$	$528,528
Invesco Advisors, Inc. Stable Value Fund		782,945	1,028	783,973
SSgA U.S. Bond Index NL Series Fund – Class A		449,278		449,278
SSgA S&P 500 Index NL Series Fund – Class A		716,295		716,295
SSgA Global Equity ex U.S. Index NL Series Fund – Class A		207,153		207,153
SSgA Russell Small Cap Index NL Series Fund – Class A		295,725		295,725
SSgA S&P Mid Cap Index NL Series Fund – Class A		84,395		84,395
Northern Trust Focus Funds		253,078		253,078
Collective short-term investment fund		5,678		5,678
Total assets at fair value	$528,528	$2,794,547	$1,028	$3,324,103

% of Total assets at fair value	15.9%	84.1%	0.0%	100.0%

The following table summarizes the Plan’s assets measured at fair value on a recurring and nonrecurring basis as of December 31, 2010:

($ in thousands)	Level 1	Level 2	Level 3	Total

Assets
The Allstate Corporation Common Stock	$700,974	$	$	$700,974
Invesco Advisors, Inc. Stable Value Fund		726,103	432	726,535
SSgA U.S. Bond Index NL Series Fund – Class A		305,113		305,113
SSgA Allstate Balanced Fund		481,543		481,543
SSgA S&P 500 Index NL Series Fund – Class A		654,040		654,040
SSgA Global Equity ex U.S. Index NL Series Fund – Class A		269,967		269,967
SSgA Russell Small Cap Index NL Series Fund – Class A		356,689		356,689
Collective short-term investment fund		2,785		2,785
Total assets at fair value	$700,974	$2,796,240	$432	$3,497,646

% of Total assets at fair value	20.0%	80.0%	0.0%	100.0%

The following table presents the rollforward of Level 3 assets held at fair value on a recurring basis during the year ended December 31, 2011.

($ in thousands)	Balance as of December 31, 2010	Net appreciation (depreciation) of investments included in the Statement of Changes of Net Assets Available for Benefits	Purchases, sales, issuances and settlements	Net transfers into Level 3	Net transfers out of Level 3	Balance as of December 31, 2011
Invesco Advisors Inc.
Stable Value Fund Wrapper	$432	$596	$-	$-	$-	$1,028
Total recurring Level 3	$432	$596	$-	$-	$-	$1,028

Transfers in and out of level categorizations are reported as having occurred at the beginning of the quarter in which the transfer occurred. Therefore, for all transfers into Level 3, all realized and changes in unrealized gains and losses in the quarter of transfer are reflected in the Level 3 rollforward table. There were no transfers between Level 1 and Level 2 or Level 2 and Level 3 during 2011 or 2010.

The following table presents the rollforward of Level 3 assets held at fair value on a recurring basis during the year ended December 31, 2010.

($ in thousands)	Balance as of December 31, 2009	Net appreciation (depreciation) of investments included in the Statement of Changes of Net Assets Available for Benefits	Purchases, sales, issuances and settlements, net	Net transfers into Level 3	Net transfers out of Level 3	Balance as of December 31, 2010
Invesco Advisors Inc.
Stable Value Fund Wrapper	$963	$(531)	$-	$-	$-	$432
Total recurring Level 3	$963	$(531)	$-	$-	$-	$432

Net appreciation (depreciation) of investments included in the Statement of Change of Net Assets Available for Benefits relate to investments still held as of December 31, 2011 and 2010.

8.                    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the amounts that will be included in the Form 5500 as of December 31, 2011, and amounts per the filed Form 5500 as of December 31, 2010:

($ in thousands)	2011	2010
Net assets available for benefits per the financial statements	$3,359,225	$3,548,389
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	40,306	33,732
Net assets available for benefits per the Form 5500	$3,399,531	$3,582,121

The following is a reconciliation of net investment income per the financial statements to the amounts that will be included in the Form 5500 for the year ended December 31, 2011, and amounts per the filed Form 5500 as of December 31, 2010:

($ in thousands)	2011	2010
Total net investment income per the financial statements	$(50,806)	$326,003
Interest income on participant notes receivable	3,233	4,067
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	6,574	10,640
Total net investment income per the Form 5500	$(40,999)	$340,710

The Form 5500 for 2011 will be prepared and filed by the Plan in accordance with Internal Revenue Service requirements.

9.                    RELATED-PARTY TRANSACTIONS

The Plan invests in The Northern Trust Collective Short Term Investment Fund and the Northern Trust Focus Funds, which are collective investment funds managed by Northern Trust Global Investments, the investment advisor division of The Northern Trust Company, the trustee of the Plan. The Plan is not charged directly for investment management services associated with The Northern Trust Collective Short Term Investment Fund. Fees paid by the Plan for investment management services associated with the Northern Trust Focus Funds were included as a reduction of the return earned on each fund. The Plan also invests in the common stock of The Allstate Corporation, the Plan’s sponsor, as referenced in the Statements of Net Assets Available for Benefits.

******

SUPPLEMENTAL SCHEDULE

ALLSTATE 401(k) SAVINGS PLAN
36-3871531 Plan: 001
FORM 5500—SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2011

		(c) Description of investment ,
		including maturity date,
	(b) Identity of issue, borrower,	rate of interest, collateral,
(a)	lessor, or similar party	par, or maturity value	(d) Cost	(e) Current Value

*	The Allstate Corporation common stock	19,282,308 shares	$412,688,514	$528,528,062

	Invesco Advisors Stable Value Fund:

*	The Northern Trust Collective Short Term	70,683,919 shares	70,683,919	70,683,919
	Investment Fund No. 22-19589

	IGT MxMgr A+ Int G/C Common Collective Trust	76,941,857 shares	95,012,538	116,773,888
	ING Life & Annuity Wrapper	ING Life & Annuity No. 60256

	IGT Invesco Short Term Bond Common Collective Trust	69,495,298 shares	86,224,608	107,042,078
	JP Morgan Chase Wrapper	JP Morgan Chase No. AALLSTATE-S		448,829

	IGT MxMgr A+ Core Common Collective Trust	44,139,141 shares	53,365,673	66,989,312
	JP Morgan Chase Wrapper	JP Morgan Chase No. ALLSTATE-MCA		498,097

	IGT Invesco Short Term Bond Common Collective Trust	78,877,943 shares	100,738,507	121,493,960
	Monumental Wrapper	Monumental No. MDA-00714TR		81,037

	IGT Invesco Short Term Bond Common Collective Trust	70,810,969 shares	88,741,867	109,068,578
	Pacific Life Insurance Wrapper	Pacific Life Insurance No. G-26930.01.0001

	IGT MxMgr A+ Core Common Collective Trust	30,460,383 shares	36,798,208	46,229,267
	Pacific Life Insurance Wrapper	Pacific Life Insurance No. G-26930.02.001

	IGT Jennison A+ Int G/C Common Collective Trust	23,012,793 shares	34,725,131	36,480,271
	Prudential Insurance Company Wrapper	Prudential Insurance Company No. GA-62294

	IGT BlkRK A+ Int G/C Common Collective Trust	24,437,771 shares	35,041,148	36,337,547
	IGT Invesco A+ Int G/C Common Collective Trust	20,230,648 shares	35,041,161	36,180,551
	IGT PIMCO A+ Int G/C Common Collective Trust	15,347,287 shares	35,041,140	35,664,777
	State Street Bank Wrapper	State Street Bank No. 105027

				(Continued)

ALLSTATE 401(k) SAVINGS PLAN
36-3871531 Plan: 001
FORM 5500—SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2011

		(c) Description of investment ,
		including maturity date,
	(b) Identity of issue, borrower,	rate of interest, collateral,
(a)	lessor, or similar party	par, or maturity value	(d) Cost	(e) Current Value

	State Street Global Advisors (SSgA):

	SSgA U.S. Bond Index Non-Lending Series Fund - Class A	37,284,477 shares	$416,496,050	$449,277,951

	SSgA S&P 500 Index Non-Lending Series Fund - Class A	33,117,331 shares	645,402,492	716,294,762

	SSgA Global Equity ex U.S. Index Non-Lending Series Fund - Class A	17,793,628 shares	238,204,793	207,153,421

	SSgA Russell Small Cap Index Non-Lending Series Fund - Class A	13,090,406 shares	267,573,168	295,725,368

	SSgA S&P Mid Cap Index Non-Lending Series Fund - Class A	2,541,115 shares	89,208,517	84,395,496

*	The Northern Trust Collective Short Term	5,678,301 shares	5,678,301	5,678,301
	Investment Fund No. 22-44460 and No. 22-41639
				(Continued)

ALLSTATE 401(k) SAVINGS PLAN
36-3871531 Plan: 001
FORM 5500—SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2011

		(c) Description of investment ,
		including maturity date,
	(b) Identity of issue, borrower,	rate of interest, collateral,
(a)	lessor, or similar party	par, or maturity value	(d) Cost	(e) Current Value

*	Northern Trust Global Investments (NTGI):

	Northern Trust Focus Income Fund	34,974 shares	$3,631,057	$3,669,599

	Northern Trust Focus 2010 Fund	156,526 shares	15,925,402	16,074,557

	Northern Trust Focus 2015 Fund	549,078 shares	55,739,148	55,754,456

	Northern Trust Focus 2020 Fund	674,769 shares	68,536,413	67,657,710

	Northern Trust Focus 2025 Fund	500,583 shares	50,823,151	49,569,732

	Northern Trust Focus 2030 Fund	305,822 shares	31,021,971	29,933,236

	Northern Trust Focus 2035 Fund	141,094 shares	13,868,436	13,632,196

	Northern Trust Focus 2040 Fund	93,448 shares	9,384,517	8,997,344

	Northern Trust Focus 2045 Fund	44,460 shares	4,464,131	4,284,040

	Northern Trust Focus 2050 Fund	22,746 shares	2,264,624	2,192,025

	Northern Trust Focus 2055 Fund	13,622 shares	1,348,500	1,313,218

		Rates of interest from 3.25% to
*	Participant loans	9.50% maturing through 2026	93,024,903	93,024,903

	Total		$3,096,697,988	$3,417,128,488

*	Permitted party in interest.			(Concluded)

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLSTATE 401(k) SAVINGS PLAN

	By	/s/ John O’Malley
John O’Malley
Plan Administrator

Date: June 19, 2012

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